FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL RECEIVED PROCESSING
WASH. D.C.
JUL 2005
SECTION

<u>Structured Asset Mortgage Investments II Inc.</u>	<u>0001243106</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>**Form 8-K, June 28, 2005, Series 2005-4**</u>	<u>333-120916</u>

Name of Person Filing the Document
(If Other than the Registrant)

05059791

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: June 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$1,600,951,150 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2005-4,

Wells Fargo Bank, N.A.
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of June 1, 2005.

June 28, 2005

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Federative Republic of Brazil's Annual Report on Form 18-K for the year ended December 31, 2004 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

$1,600,951,150(approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2005-4, Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings	Credit Enhance %age (2)	Interest Rate	Collateral Type	Certificate Type
I-A-1	$317,184,150	AAA/Aaa	5.15%	WAC (3)	5-Yr. Hybrid Non Conforming	Group I Senior PT
II-A-1	$172,239,000	AAA/Aaa	5.15%	WAC (4)	5-Yr. Hybrid Non Conforming	Group II Senior SEQ
II-A-2	$30,735,000	AAA/Aaa	5.15%	Fixed (5)	5-Yr. Hybrid Non Conforming	Group II Senior SEQ
II-A-3	$65,718,000	AAA/Aaa	5.15%	Fixed (6)	5-Yr. Hybrid Non Conforming	Group II Senior SEQ
II-X-1	Notional (7)	AAA/Aaa	5.15%	WAC (7)	5-Yr. Hybrid Non Conforming	Group II Senior IO
III-A-1	$303,317,000	AAA/Aaa	5.15%	WAC (8)	7-Yr. Hybrid Non Conforming	Group III Senior PT
IV-A-1	$644,649,000	AAA/Aaa	5.15%	WAC (9)	10-Yr. Hybrid Non Conforming	Group IV Senior PT
B-1	$14,553,000	AA+/Aa1	4.25%	WAC (10)	Total Portfolio	Crossed Subordinate
B-2	$14,554,000	AA+/Aa2	3.35%	WAC (10)	Total Portfolio	Crossed Subordinate
B-3	$7,277,000	AA/Aa3	2.90%	WAC (10)	Total Portfolio	Crossed Subordinate
B-4	$6,469,000	AA/A1	2.50%	WAC (10)	Total Portfolio	Crossed Subordinate
B-5	$6,468,000	AA-/A2	2.10%	WAC (10)	Total Portfolio	Crossed Subordinate
B-6	$4,851,000	A+/A3	1.80%	WAC (10)	Total Portfolio	Crossed Subordinate
B-7	$4,042,000	A/Baa1	1.55%	WAC (10)	Total Portfolio	Crossed Subordinate
B-8	$2,426,000	A-/Baa2	1.40%	WAC (10)	Total Portfolio	Crossed Subordinate
B-9	$6,469,000	BBB	1.00%	WAC (10)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) The Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.350%].

(4) The Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.595%].

(5) On or prior to the Distribution Date in June 2010, The Class II-A-2 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to [4.567%], subject to a cap equal to the weighted average of the Net Rates of the Group II Mortgage Loans. After the Distribution Date in June 2010, the Class II-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans.

(6) On or prior to the Distribution Date in June 2010, The Class II-A-3 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to [4.450%], subject to a cap equal to the weighted average of the Net Rates of the Group II Mortgage Loans. After the Distribution Date in June 2010, the Class II-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans.

(7) On or prior to the Distribution Date in June 2010, The Class II-X-1 Certificates will bear interest at a variable rate (Pass-Through Rate) equal to the greater of (i) zero and (ii) the excess, if any, of (a) the weighted average of the Net Rates of the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Group II Mortgage Loans, over the amount of interest payable to the Class II-A-2 and Class II-A-3 Certificates. The Class II-X-1 Certificates will have a notional balance equal to the aggregate current principal amount of the II-A-2 Certificates and II-A-3 Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [0.107%]. After the Distribution Date in June 2010, the Class II-X-1 notional balance will become zero and therefore will not receive any more payments of interest.

(8) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.399%].

(9) The Class IV-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.214%].

(10) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.170%].

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Depositor/Seller:	Structured Asset Mortgage Investments II Inc. ("SAMI II").
Master Servicer:	Wells Fargo Bank, N.A.
Trustee/Paying Agent:	U.S. Bank National Association.
Underlying Originator:	The Mortgage Loans were originated by Wells Fargo Home Mortgage (approximately 58.87%), Countrywide Home Loans (approximately 31.41%), Homebanc (approximately 6.04%), National City Mortgage Company (approximately 1.79%), Bank of America (approximately 0.72%), Emc Mortgage Corporation (less than 1%) and Chevy Chase Bank (less than 1%).
Underlying Servicer:	The Mortgage Loans are serviced by Wells Fargo Home Mortgage (approximately 58.87%), Countrywide Home Loans (approximately 31.41%), Homebanc (approximately 6.04%), National City Mortgage Company (approximately 1.79%), Bank of America (approximately 0.72%), Emc Mortgage Corporation (less than 1%) and Chevy Chase Bank (less than 1%).
Cut-off Date:	June 1, 2005.
Closing Date:	June 30, 2005.
Rating Agencies:	The offered certificates will be rated by rating agencies Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's").
Legal Structure:	One or more REMICs.
Optional Call:	10% cleanup call.
Distribution Date:	25th of each month, or next business day, commencing July 25, 2005.
Remittance Type:	Scheduled/Scheduled.
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

ERISA: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar law.

SMMEA: The Senior Certificates and Class B-1, Class B-2, Class B-3 and Class B-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicer is required to cover interest shortfalls as a result of full and partial prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-10	$ 6,468,000	WAC (see footnote 10)
Class B-11	$ 5,660,000	WAC (see footnote 10)
Class B-12	$ 4,046,221	WAC (see footnote 10)

Mandatory Auction Certificates: The Class II-A-2 and Class II-A-3 Certificates.

Mandatory Auction: Five business days prior to the Distribution Date in [June 25, 2010] (the "Auction Distribution Date"), the Auction Administrator will auction the Mandatory Auction Certificates to third-party investors. The proceeds of the auction and amounts received from the Counterparty, if any, will be paid to the Auction Administrator who will then distribute an amount equal to the Par Price to the holders of the Certificates on their

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

respective Auction Distribution Date. These holders will be obligated to tender their respective Certificates to the Auction Administrator.

The Counterparty, pursuant to a Par Price Payment Agreement with the Auction Administrator, will agree to pay the excess, if any, of the Par Price over the Auction Price.

Auction Administrator: Wells Fargo Bank, N.A.

Counterparty: Bear Stearns International Limited, the long term debt obligations of which are rated at least "A" by S&P, "A" by Fitch and/or "A2" by Moody's.

Auction Price: The price at which the Auction Administrator sells each of the Class II-A-2 and Class II-A-3 Certificates to third party investors.

Par Price: With respect to each of the Class II-A-2 and Class II-A-3 Certificates, the sum of (i) the principal balance of the related Class II-A-2 and Class II-A-3 Certificates, after reducing the principal balance of such Class A Certificates by the related principal distributions and losses on the Auction Distribution Date and (ii) accrued interest on such Class II-A-2 and Class II-A-3 Certificates from the first day of the month in which the Auction Distribution Date occurs, up to but excluding the Auction Distribution Date, on such reduced balance.

Collateral Description: As of June 1, 2005, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.617 billion. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, Six-Month LIBOR or One-Year CMT indexed mortgage loans with initial rate adjustments occurring either five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 84% (by principal balance) of the loans require for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over their remaining term. The remaining mortgage loans fully amortize over their original term (generally 30 years).

Below is a further summary of the collateral characteristics of the Mortgage Loans by each Mortgage Loan Group and the total pool.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I	20.68%	5.633%	5.350%	359	2.255%	1.972%	4.987%	1.993%	11.135%	59
II	17.52%	4.845%	4.595%	356	2.750%	2.500%	5.000%	2.000%	9.846%	56
III	19.77%	5.656%	5.399%	360	2.260%	2.004%	4.981%	1.991%	10.734%	83
IV	42.03%	5.465%	5.214%	358	2.743%	2.493%	4.989%	1.994%	10.470%	118
Totals:	100.00%	5.429%	5.170%	358	2.548%	2.288%	4.989%	1.995%	10.551%	88

NOTE: the information related to the Mortgage Loans described herein reflects information as of June 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the related originator as more fully described in the prospectus supplement

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized and provide credit enhancement for the Class I-A-1, Class II-A-1, Class II-A-2, Class II-A-3, Class II-X-1, Class III-A-1 and Class IV-A-1 Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A-1, Class II-A-1, Class II-A-2, Class II-A-3, Class II-X-1, Class III-A-1 and Class IV-A-1 Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);

2. Payment of principal to the holders of the Class I-A-1, Class II-A-1, Class II-A-2, Class II-A-3, Class III-A-1 and Class IV-A-1 Certificates pro rata, with amounts allocable to the Class II-A-1, Class II-A-2 and Class II-A-3 paid sequentially to such classes, until zero; in an amount equal to their respective group's Senior Optimal Principal Amount; and

3. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) interest at a rate equal to the Pass-Through Rate (as described on page 2 hereof), and (b) such class's Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including June 2012. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40% and 20% of the Subordinate Percentage over the next four years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to June 2008, 20% or b) after June 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-12 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero.

Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A-1 Certificates, Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, Realized Losses on the Group III Mortgage Loans will be allocated to the Class III-A-1 Certificates and Realized Losses on the Group IV Mortgage Loans will be allocated to the Class IV-A-1 Certificates and.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.